Contact

www.linkedin.com/in/
nicholasmerten (LinkedIn)

Top Skills

Public Speaking
Stock Market Analysis
Growth Investing

Languages

Spanish (Limited Working)
English (Native or Bilingual)

Certifications

W!SE Financial Literacy Certification
Customer Service and Sales Certification

Honors-Awards

Business Academic Award
Wildcat Achievement Award for Social Studies
Dean's List

Nicholas Merten

Founder & CEO at NeurOS Platforms Inc.
Bradenton, Florida, United States

Summary

I'm the type of individual who loves to be told something is impossible. My passions for business, sales, data, and finance have prepared me to take on a world of problem solving. Overall, if I could attribute my happiness to any set of ideologies, it would be the fact that I've always pressed myself to be open-minded, free to new, cutting-edge ideas, and that I chase after what others don't.

Experience

NeurOS Platforms

Co-Founder & CEO
May 2025 - Present (6 months)

Leading in the development of AI-driven neurofeedback experiences and solutions, tailored to children with autism spectrum disorder (ASD).

DataDash

Founder & CEO
July 2017 - Present (8 years 4 months)

- Created an hosted one of the largest YouTube channels on cryptocurrencies
- Averaged 8-16 million views annually, with a subscriber base of over 500,000+
- Created over 1,600+ videos since founding the channel
- Interviewed over 50 heavy-weights in crypto, including Charles Hoskinson, Charlie Lee, and more
- Created the Dash Report, a paid newsletter group of over 1,000+ members

Digifox

Founder & CEO
July 2019 - May 2022 (2 years 11 months)
United States

- Scaled to over $10,000,000 assets deposited on our app (AUM)
- Grew our userbase from 0 to 20,000 in less than 3 years
- Raised over $650,000 for Digifox's Seed Round

- Led a team of over +25 employees & contractors

I made many failures along the way, but learned a ton & I don't regret a thing

ClickUp Project Management
Content Manager
July 2017 - December 2017 (6 months)
California

- Served as one of the first ten team members at ClickUp
- Resolved 100s of customer support tickets
- Created over 150+ unique content pieces for ClickUp, including videos, blogs, how-to articles, etc.
- Collaborated with the marketing team to formulate Facebook and Google Ad campaigns

iAccess, Inc.
Sales Data Management Intern
July 2015 - August 2015 (2 months)
7201 Glen Forest Drive, Suite 100

While interning, my objective was to collaborate with a fellow employee and manage 15 years worth of sales data. We began by forming the foundation as to how we would organize, label, and store the sales information. During my time at the internship, I utilized a variety of tools such as QuickBooks, Tax Act, and much more.

Overall, we finished well above schedule. The original project was meant to be finished in late August. However, due to strong collaboration and hard work ethic, we we're able to do twice the originally planned work in half the time, finishing up at the beginning of August.

Education

Virginia Commonwealth University
Business Adminstration & Finance · (2016 - 2017)

Discover Praxis
 · (2017 - 2018)